Exhibit 8.2

[Letterhead of Sullivan & Cromwell LLP]

May 6, 2013

Bancolombia S.A.,

    Carrera 48 # 26-85, Avenida Los Industriales,

        Medellín,

            Colombia.

Ladies and Gentlemen:

We have acted as your United States tax counsel in connection with the registration statement under the Securities Act of 1933 (the “Act”) on Form F-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on the date hereof. We hereby confirm to you that the discussion set forth under the heading “United States Federal Income Tax Considerations of the Exchange Offer” in the prospectus included in the Registration Statement (the “Prospectus”) is accurate in all material respects.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP